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                                                                    EXHIBIT 4.03


                            CERTIFICATE OF AMENDMENT
                         OF SECOND AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                             OF KANA SOFTWARE, INC.

                            (a Delaware corporation)

     Kana Software, Inc., a corporation organized and existing under the Delaware General Corporation Law (the "DGCL") DOES HEREBY CERTIFY:

     FIRST: The name of the corporation is Kana Software, Inc. The original Certificate of Incorporation of Kana Software, Inc. was filed with the Secretary of State of Delaware on June 17, 1999. The Second Amended and Restated Certificate of Incorporation was filed on September 24, 1999, as amended by a Certificate of Amendment filed June 29, 2001. The corporation was originally incorporated under the name "Kana Communications, Inc."

     SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the "DGCL") the Board of Directors of the corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class has approved, the amendment to the Second Amended and Restated Certificate of Incorporation of the corporation set forth in this Certificate of Amendment.

     THIRD: Pursuant to Section 242 of the DGCL, the text of the Second Amended and Restated Certificate of Incorporation is hereby amended to add the following paragraph to Article IV:

     "Effective at 12:01 a.m. Eastern Time on December 13, 2001, every ten (10) outstanding shares of common stock of the corporation will be combined into and automatically become one (1) outstanding share of common stock of the corporation and the authorized shares of the corporation shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing stock split; all shares of common stock so split that are held by a stockholder will be aggregated subsequent to the foregoing split and each fractional share resulting from such aggregation shall be rounded down to the nearest whole share. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the foregoing split, the corporation shall pay a cash amount to such stockholder equal to the fair value of such fractional share as of the effective date of the foregoing split."

     IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 11th day of December, 2001, and the foregoing facts stated herein are true and correct.

                                               KANA SOFTWARE, INC.



                                               By:  /s/ Eric H. Willgohs
                                                  -----------------------------
                                                   Eric H. Willgohs
                                                   General Counsel, VP Legal and
                                                   Secretary